Mail Stop 3561

      							October 27, 2005

Via U.S. Mail and Fax (410-540-5302)
Mr. Scott N. Greenberg
Chief Financial Officer
GP Strategies Corporation
777 Westchester Avenue
Fourth Floor
White Plains, NY  10604

	RE:	GP Strategies Corporation
      Forms 10-K and 10-K/A for the fiscal year ended December 31,
2004
		Filed March 17, 2005, April 5, 2005, April 29, 2005, and
		May 16, 2005, respectively
      Forms 10-Q for the quarters ended March 31, 2005 and June
30,
2005
		Filed May 13, 2005 and August 9, 2005, respectively
		File No. 1-7234

Dear Mr. Greenberg:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Larry Spirgel
								Assistant Director

Mr. Scott N. Greenberg
GP Strategies Corporation
July 29, 2005
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